Alston & Bird llp
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
July 20, 2007
VIA OVERNIGHT DELIVERY
Ms. Elaine Wolff, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	REITPlus, Inc.
Amendment No. 1 to Registration Statement
File No. 333-143415
Dear Ms. Wolff:
     This letter sets forth the responses of our client, REITPlus, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in your letter dated June 29, 2007. The Issuer has today filed an amended registration statement (“Amendment No. 1”) via EDGAR. For your convenience, we have set forth each of your comments followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1 herein and we will refer to the prospectus contained in Amendment No. 1 as the “amended prospectus.”
General
1. COMMENT: Please provide us with any pictures, graphics or artwork that will be used in the prospectus.
     RESPONSE: At this time, the Issuer does not intend to use any pictures, graphics, or artwork in the prospectus.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	The Atlantic Building 950 F Street, NW Washington, DC 20004-1404 202-756-3300 Fax: 202-756-3333

Ms. Elaine Wolff, Branch Chief
July 20, 2007

2. COMMENT: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.
     RESPONSE: The Issuer confirms that it will submit to the Commission prior to use all sales literature to be used in connection with the offering, including material intended for broker-dealer use only. The Issuer confirms that the sales material will contain a balanced presentation of risks and rewards and will not contain information or disclosure that is inconsistent with or not also provided in the prospectus.
Prospectus Summary, page 1
3. COMMENT: Please revise the description of your investment strategy to clarify the factors that may lead you to believe that a property “will become” a premier retail property.
     RESPONSE: The description of the Issuer’s investment strategy in the Prospectus Summary under “REITPlus, Inc.” has been revised in response to the Staff’s comments. Please see page 1 of the amended prospectus.
4. COMMENT: Please revise the description of your investment strategy to clarify that a majority of your investments will be in stabilized properties.
     RESPONSE: The description of the Issuer’s investment strategy has been revised in response to the Staff’s comment. Please see pages 1-2 of the amended prospectus.
Investment Strategy and Objectives, page 1
5. COMMENT: Please briefly describe the circumstances in which it may be appropriate to sell a property.
     RESPONSE: The “Investment Strategy and Objectives” subsection of the prospectus summary has been revised in response to the Staff’s comment. Please see pages 1-2 of the amended prospectus.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

6. COMMENT: Please include additional summary risk factors that address the fact that you will only acquire properties that the sponsor has passed on and has not decided to allocate to competing programs and that address the sponsor’s right of first offer with respect to any property sales.
     RESPONSE: The additional summary risk factor requested by the Staff has been added to the amended prospectus under “Summary Risk Factors” on page 2.
Our Structure, page 4
7. COMMENT: Please briefly disclose the purpose of the three entities on the right side of the structure diagram.
     RESPONSE: The structure diagram has been revised to briefly disclose that the purpose of REITPlus Holdings, LLC is to hold the special units in the operating partnership, and that the purpose of REITPlus Management, LLC is to enable the Advisor’s management personnel to indirectly own a portion of the special units. The third box entitled “Management” represents individuals and not an entity. In order to avoid confusion, the structure diagram has been revised to use an oval instead of a rectangle for “Management” and “General Public” to clarify that those items represent individuals and not entities.
Conflicts of Interest, page 4
8. COMMENT: In the first bullet, please quantify the number of other sponsor affiliated projects with which you will compete. In the fifth bullet, please quantify the number of competing programs.
     RESPONSE: The first and fifth bullets have been revised in the amended prospectus on page 4 in response to the Staff’s comment.
Compensation to Our Advisor and its Affiliates, page 5
9. COMMENT: Please disclose the estimated dollar amounts that may be paid assuming the maximum offering is raised. With respect to up front fees, including acquisition fees, please assume the targeted leverage amount.
     RESPONSE: The compensation table has been revised in the Prospectus Summary and in the prospectus section entitled “Compensation Table” to disclose the estimated dollar amounts that may be paid, assuming the maximum offering is raised, for

Ms. Elaine Wolff, Branch Chief
July 20, 2007

items of compensation which can be calculated at this time. With respect to acquisition fees, given that the amounts will depend upon the purchase price of properties acquired and the total development cost of properties acquired for development or redevelopment, no estimates can be given with any reasonable degree of certainty, and it would be misleading to provide a dollar amount at this time, even assuming the targeted leverage amount.
10. COMMENT: Please briefly describe the standards you will use in deciding whether or not to pay the initial lease-up and tenant procurement fees that you disclose you “may” pay.
     RESPONSE: Disclosure has been added to describe the standards that will be applied in determining whether or not the initial lease-up and tenant procurement fees will be paid. Please see page 6 of the amended prospectus. In addition, the advisory agreement which is contained in Amendment No. 1 as Exhibit 10.2 has been revised in Section 8(d) to include these standards.
11. COMMENT: Please disclose the amount, or the manner in which the amount will be calculated, of the “one-time payment” that may be made upon the occurrence of certain liquidity events.
     RESPONSE: The compensation chart in the Prospectus Summary has been revised to disclose the manner in which the one-time payment will be calculated and paid. Please see page 8 of the amended prospectus.
Distribution Policy, page 7
12. COMMENT: If you intend to pay dividends from other than cash flow from operations during your ramp-up period, please disclose this fact and address how you will source these distributions. If so, please also include a risk factor regarding the potential consequences of such distributions.
     RESPONSE: The requested disclosure regarding the potential source of distributions during the ramp-up period has been added to the amended prospectus on page 8 in response to the Staff’s comment. In addition, the risk factor disclosure relating to the potential consequences of such distributions has been added to the amended prospectus on page 16.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

Share Redemption Plan, page 7
13. COMMENT: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).
     RESPONSE: The Issuer will seek from the Division of Market Regulation an exemption from the prohibitions of Rule 102(a) of Regulation M prior to the effectiveness of the registration statement.
14. COMMENT: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.
     RESPONSE: The Issuer has analyzed the applicability of the tender offer rules to its share repurchase program and determined that the elements of its share repurchase program are consistent with relief granted by the Division of Corporate Finance.
Risk Factors, page 12
15. COMMENT: Please include a separate risk factor that addresses the fees that may be paid upon liquidation. Please include a discussion of the fees the sponsor may receive in connection with an internalization of the advisor in connection with a liquidity event.
     RESPONSE: The requested risk factor disclosure has been added to the amended prospectus on page 15 in response to the Staff’s comment.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

You are limited in your ability..., page 13
16. COMMENT: Please disclose the material restrictions on redemptions, including that the source of funds is limited to DRIP proceeds, the limit is 5% of the outstanding measured as of the prior year end, and 2% of the 5% is limited to redemptions in connection with death.
     RESPONSE: The material restrictions on redemptions have been described in the amended prospectus on page 14 in response to the Staff’s comment.
Our cash distributions..., page 14
17. COMMENT: Please expand your discussion of the consequences of paying dividends from other than FFO to address the impact such payments will have on your ability to pay future dividends.
     RESPONSE: The discussion of the consequences of paying dividends from other than FFO has been expanded in response to the Staff comment on page 16 of the amended prospectus.
We depend on the advisor..., page 15
18. COMMENT: Please disclose the “key personnel.”
     RESPONSE: The names of the “key personnel” have been added to the amended prospectus on page 17 in response to the Staff’s comment.
When we determine to sell..., page 16
19. COMMENT: Please disclose that the existence of the ROFO may dissuade third parties from pursuing an acquisition of your properties.
     RESPONSE: The referenced risk factor disclosure has been revised in response to the Staff’s comment on page 18 of the amended prospectus.
The current market to purchase real estate..., page 19
20. COMMENT: Please disclose how historically low cap rates will pressure your dividend yield.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

     RESPONSE: The disclosure in the referenced risk factor has been revised in response to the Staff’s comment.
AMREIT’s Right of First Offer, page 40
21. COMMENT: We note your statement that you anticipate that AmREIT will decline to exercise its ROFO with respect to a substantial portion of your properties, because AmREIT focuses on “Irreplaceable Corners.” However, we also note that a majority of your properties will be “Tomorrow’s Irreplaceable Corners” which you believe will become premier retail properties. Thus it appears that a substantial portion of your properties will satisfy AmREIT’s investment targets. Please revise or advise.
     RESPONSE: The reference statement has been removed from the amended prospectus.
Committees of the Board, page 44
22. COMMENT: Please disclose the members of your board committees when known.
     RESPONSE: Disclosure will be added to the prospectus regarding the compensation of board committees when the committee members are identified.
Executive Compensation, page 47
23. COMMENT: Please expand your disclosure to address whether you will reimburse the advisor for the services of its personnel, in addition to paying the advisor the various operational fees disclosed on pages 5-7.
     RESPONSE: The disclosure under “executive compensation” has been revised in response to this Staff’s comment on page 50 of the amended prospectus.
Long Term Incentive Plan, page 47
24. COMMENT: Please also disclose the incentive awards that may be granted to the advisor or its employees in the sections of the prospectus related to advisor compensation.
     RESPONSE: The Issuer has terminated the previously disclosed incentive plan and now intends to adopt a new incentive plan that provides that only independent

Ms. Elaine Wolff, Branch Chief
July 20, 2007

directors are eligible to receive awards under the plan. Please see Exhibit 10.4 to Amendment No. 1, which is the proposed form of the Issuer’s 2007 Independent Director Incentive Plan, and the revised disclosure in the amended prospectus on pages 50-51.
The Advisory Agreement, page 50
25. COMMENT: Please revise the disclosure to clarify when you will reimburse the advisor for the salaries of its employees.
     RESPONSE: The disclosure has been revised in the amended prospectus on page 54 in response to the Staff’s comment.
Prior Performance Summary, page 65
26. COMMENT: In the table on page 66, please identify the seven programs with similar investment objectives by footnote or otherwise.
     RESPONSE: A footnote has been added to the table in response to the Staff’s comment. Please see page 72 of the amended prospectus.
27. COMMENT: Please revise the summary information table to include data for all the sponsor’s prior programs. Refer to Industry Guide 5, Item 8(a).
     RESPONSE: The Issuer confirms that the summary information table includes data for all programs sponsored by AmREIT in the last 10 years.
Supplemental Sales Material, page 107
28. COMMENT: We note your statement that the information contained in the sales material will not conflict with the prospectus. Please be advised that the information in your sales literature should be consistent with the information in the prospectus. Refer to Industry Guide 5, Item 19.
     RESPONSE: Disclosure under “Supplemental Sales Material” has been revised under in the amended prospectus on page 113 in response to the Staff’s comment.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

Where you Can Find Additional Information, page 108
29. COMMENT: Please update the SEC address. 100 F Street, N.E., Washington DC, 20549.
     RESPONSE: The SEC address has been updated in the amended prospectus on page 114 in response to the Staff’s comment.
Table I
30. COMMENT: Please revise the reference to footnote 7.
     RESPONSE: The reference to footnote 7 has been removed in response to the Staff’s comment.
Table II
31. COMMENT: Please include a footnote for the “Other” expenses to clarify what is included in this line item, especially with respect to Income & Growth Fund III.
     RESPONSE: The requested footnote has been added to Table II in response to the Staff’s comment.
Table III
32. COMMENT: Please confirm to us that the offerings for the AAA Net funds were ongoing in 2002. We note that most of these funds were liquidated in 2002 and none reflect any LP or GP capital contributions after 1996. If not, they should not be included in Table III. Refer to Industry Guide 5, Appendix II.
     RESPONSE: Disclosure regarding the funds which were liquidated in 2002 has been deleted from Table III in response to the Staff’s comment.
33. COMMENT: If it is appropriate to include the AAA Net funds, please advise us why you have left portions of the tables blank for 1997-2002.
     RESPONSE: Disclosure regarding AAA Net funds has been deleted from Table III since these funds were liquidated in 2002.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

34. COMMENT: Please revise the references in the AAA Net Developers table to footnotes 5 and 6.
     RESPONSE: Disclosure regarding AAA Net Developers has been deleted from Table III since that fund was liquidated in 2002.
Table V
35. COMMENT: Please revise the table to explain the significance of the first column. Please provide similar disclosure for Table VI.
     RESPONSE: The first column (identifying the row numbers) has been removed in response to the Staff’s comment.
36. COMMENT: Please revise to include a final column to disclose the excess (deficiency) of property operating cash receipts over cash expenditures.
     RESPONSE: Table V has been revised in response to the Staff’s comment.
Table VI
37. COMMENT: Please move Table VI to Part II of the registration statement. Refer to Industry Guide 5, Item 8(b).
     RESPONSE: Table VI has been moved to Part II of the registration statement in response to the Staff’s Comment.
Part II
Item 37, Undertakings
38. COMMENT: Please include the undertakings required by Item 512(a)(5)(ii) and 512(a)(6).
     RESPONSE: The undertakings required by Item 512(a)(5)(ii) and 512(a)(6) have been added in response to the Staff’s comment.

Ms. Elaine Wolff, Branch Chief
July 20, 2007

     Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston

Rosemarie A. Thurston
Partner

RAT:hcc
Enclosures

cc:	Mr. H. Kerr Taylor
Mr. Chad C. Braun
LEGAL02/30435085v1